Filed by Jefferson-Pilot Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed under Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Jefferson-Pilot Corporation
Commission File No. 1-05955
EMPLOYEE TOWN HALL MEETING
GREENBORO, NORTH CAROLINA
October 25, 2005
In connection with a proposed transaction with Lincoln National Corporation (“Lincoln”), a registration statement, including a joint proxy statement/prospectus, and other materials will be filed with the Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (when filed), as well as other filings containing information about Lincoln and Jefferson-Pilot, without charge, at the SEC’s website (www.sec.gov). In addition, free copies of the registration statement and joint proxy statement/prospectus will be (when filed), and Lincoln’s other SEC filings are, also available on Lincoln’s website (www.lfg.com). Free copies of the registration statement and joint proxy statement/prospectus will be (when filed), and Jefferson-Pilot’s other SEC filings are, also available on Jefferson-Pilot’s website (www.jpfinancial.com).
Lincoln, Jefferson-Pilot, their respective directors and officers and other persons may be deemed, under SEC rules, to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lincoln’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2004 and in its proxy statement filed with the SEC on April 8, 2005, and information regarding Jefferson-Pilot’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2004 and in its proxy statement filed with the SEC on March 24, 2005. More detailed information regarding the identity of potential participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC in connection with the proposed transaction.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Except for historical information contained in this document, statements made in this document are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (“PSLRA”). A forward-looking statement is a statement that is not a historical fact and, without limitation, includes any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like: “believe,” “anticipate,” “expect,” “estimate,” “project,” “will,” “shall” and other words or phrases with similar meaning. We claim the protection afforded by the safe harbor for forward-looking statements provided by the PSLRA. Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from the results contained in the forward-looking statements. Risks and uncertainties that may cause actual results to vary materially, some of which are described within the forward-looking statements include, among others: (1) the shareholders of Lincoln and/or Jefferson-Pilot may not approve and adopt the merger agreement and the transactions contemplated by the merger agreement at the special shareholder meetings; (2) we may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause us to abandon the merger; (3) we may be unable to complete the merger or completing the merger may be more costly than expected because, among other reasons, conditions to the closing of the merger may not be satisfied; (4) problems may arise with the ability to successfully integrate Lincoln’s and Jefferson-Pilot’s businesses, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may not be able to achieve the expected synergies from the merger or it may take longer than expected to achieve those synergies; (6) the merger may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from our expectations; (7) the credit and insurer financial strength ratings of the combined company and its subsidiaries may be different from what the companies expect; and (8) the combined company may be adversely affected by future legislative, regulatory, or tax changes as well as other economic, business and/or competitive factors.
The risks included here are not exhaustive. The annual reports on Form 10-K, current reports on Form 8-K and other documents filed by Lincoln and Jefferson-Pilot with the SEC include additional factors that could impact our businesses and financial performance. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results. In addition, we disclaim any obligation to update any forward-looking statements to reflect events or circumstances that occur after the date of this document, except as may be required by law.
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Dennis Glass: So let me get started. As you know, I truly believe in this transaction and I think it will make the combined company better for our shareholders and over the long term for all of the employees of what I have been referring to as “the new Lincoln.” It is a great, great opportunity for all of us.
We have been moving around quite a bit since the announcement, and can you believe that this announcement occurred only 15 days ago? Seems like it’s been a longer time, but quite a bit of work has been done in these past 15 days. We have had several of these meetings and I have been in Hartford and Fort Wayne with Jon addressing employees like we are addressing you this morning, and I can only tell you that based on this last couple of weeks, the people I have met and the experience that I’ve had is that I am more comfortable..... I was comfortable all along but I’m even more comfortable today about the ultimate success of this transaction as I have watched and I have listened.
In the last couple of weeks I have talked to people about a book that I have read over the years called “The First 90 Days” and in that book there is a chapter.... Actually, I shared it with the steering committee, and it’s all about what do you do as a person to try to be effective in a new situation. The second chapter of that book is all about listening and learning and trying to understand each other’s situation and organization. I am so pleased to say that I’ve seen a lot of that go on in the last couple of weeks. I have seen a lot of people sit back and try to understand why people in the two different organizations do things.... Not just what they do but why they do them, as we try to look for and find the great opportunities that I know we will from the respective practices and opportunities or activities in the two organizations. So, it’s really been great. I really recommend the book. It’s again, all about.... It’s not a cookbook for how you do an integration. It’s a cookbook for being effective.
As I said, I am really more excited today than I have been because of what I have seen. As I have gone from organization to organization and I’ve talked to people as we’ve been on the move, I hear things like “yeah, they do it that way; we do it this way, and I think it’s going to work better if we do it their way,” and that’s happened on both sides of the organizations. As I have met more of the people at Lincoln, I think they are going to like you and we are going to like them. They have many of the same values that we have. Of course, they are in the life and annuity business and the asset management business. They have many of the same goals and aspirations as the Jefferson Pilot people have, and so I am absolutely confident that this is going to work out very well from the cultural standpoint. In that regard, we have three other guests with us this morning. Priscilla Brown, who is in Investor Relations and Public Relations, Barbara Kowalczyk, who runs Corporate Development, and then Craig Brown who works with Priscilla. So we welcome the three of you in addition to Jon, and we are glad that you are here to visit with some of the people from Jefferson Pilot.

This is a great opportunity and it’s all about getting better in the businesses that we are in. Jon and I share a common vision that we want to dominate the businesses that we are in, and we are going to be able to do that with this bigger platform that we have.
Let me talk about a couple of pieces of that platform. I know I’ve talked to you about this before, but the scale of distribution that we will have as a combined organization is amazing. Lincoln is in places where Jefferson Pilot had hoped to be able to get to in the next couple of years, and we will be there already. That’s one of the big opportunities here. We talk about the fact that there is no overlap in distribution so that from the get-go it’s one plus one equals two and probably one plus one equals three as we begin to do things like cross selling. So, the great distribution platform that we have is one of the great advantages of this combination.
Another advantage of the combination, and I know that I’ve shared with you that changing the name of Jefferson Pilot which has a rich history to the new Lincoln or the Lincoln was a difficult decision for all of us, but it is a good decision. Jon and his team have invested $100,000,000 in branding the Lincoln name and it’s much more of a household name across the United States that Jefferson Pilot is, so that’s another good thing, and in the combined organization we will be able to support that branding investment much more effectively because we have two organizations to contribute to it as compared to one.
There are some of other advantages to scale that are important. The businesses that we are in today, there are reserving issues that make it more challenging to get products priced effectively, and I can tell you that the bigger you are, the more predictable the outcome is and that predictability is something that will have a great impact on us as we move forward. Product development leaving products to the combination such as the Equity Index Annuity that haven’t been an emphasis at Lincoln. Lincoln brings products that we haven’t emphasized at Jefferson Pilot. So when you combined this tremendous combined distribution for us with the product of suites that each organization has, it is going to add up to top line revenue and one plus one equals three. So that’s another advantage of the combination.
Investments. We will have a $75 billion general account and we also have the advantage of that general account being managed inside of the Delaware Investment Management Company, which is a huge and successful asset management company, another skill set that Lincoln brings to the table that we here at Jefferson Pilot have thought about but have not been able to perform because of our scale.
So when you see some of these things that are opportunities for both organizations and how it’s going to come together, this is why we think, Jon and I and our boards and other people do, that it’s going to be a great combination.
Another thing I have observed in the last couple of weeks, and this is so important as we move into the next phase, is that I hear people talking about the opportunities and the excitement around the combination, what great things we can do as a combined organization that neither one of us as an independent organization might have been able to do. So that’s really important. The focus on the future, the future opportunities and a little bit less about comparing. ‘Is this an acquisition or a merger of equals?’ Those things were important two weeks ago, but they are not important today. What’s important today is we take these two combined organizations, find the best practices and be the market dominant company that I know we will be on a combined basis. So that’s terrific in terms of the attitude of the people throughout the two organizations and it’s going to be very helpful as we move forward.
Now, everybody is interested in where are we in the planning process. It is not unusual. There is a certain amount of uncertainty associated with a transaction like this. There is a certain amount of anxiety associated with a transaction like this, and Jon and my commitment, and I think you have seen with Priscilla and Paul and others in the communications, that we are trying to get as much information out into your hands as quickly as we can. Now having said that, I’ll go back to how to be effective in the first 90 days. It’s a tug and pull between listening and learning about the organization as much as it is taking quick action. So, I want to balance that properly, and Jon wants to balance it properly. Let’s make sure we understand why things are being done before we jump into them.

So having said that, we are committed to getting as much information out into the hands of all the employees as quickly as we can. We started the planning during the due diligence period so we have already started planning but that was at a high level. The first thing we did importantly was announce the leadership team, Jon as CEO, me as COO and all of our direct reports. That’s an important first step. We have now established a steering committee which will be responsible for the monitoring and the coordination of the integration activities, the business unit leaders and the functional unit leaders will have the primary responsibility, and you will begin to see over the next several weeks more information with respect to the specific.... I apologize. This thing keeps moving on me.
So that’s enough of my preliminary remarks. Now let me introduce Jon Boscia to you. I have known Jon for at least a decade. He and I have been at meetings over the past years where we tried to bring these two organizations together. So this process has been going on for a little bit, and Jon will add a little on that topic. Jon has done a lot in his ten years at Lincoln. He has made some pretty bold moves as the CEO, selling some businesses, buying other businesses and really repositioning the company in a very positive way to take advantage of the trends, the economic trends and the demographic trends that we see in the markets that we are serving. He is going to talk a little bit more about that himself but I have admired Jon from the outside for the strength of conviction and the CEO-type decisions that he has made around strategy, both on an M&A front and on the organic front, with a lot of investment and distribution. So, he has done a lot of good things, and that’s good.
The second thing I would like to say is, again based on what I’ve seen in the past couple of weeks, Jon is well-respected, and for good reason, by his employees and by his friends. He is an open man, he is an honest man, and he is a man that I am sure that all of you are going to enjoy working with in the years to come. So, with that, Jon, let me turn it over to you. Welcome again to Greensboro. I am looking very much forward to our time together in building this great company.
Jon Boscia: Thank you, Dennis. I appreciate it. Good morning. I would like to talk about a few things here as we get started, before we do what Dennis has indicated, which is really to move into the Town Hall meeting portion, which is to hear what’s on your minds, because that is so important in these types of considerations, but before I do that I would just like to make some comments in a couple of areas first, though. Dennis said some very kind things about me which I am greatly appreciative of, and we have been asked by rating agencies and other audiences how long has this been in the works, and I think they have been thinking along the lines of maybe it started in July, maybe it started in August, and in fact, what we told them is you can go back to 1989 when our two companies first started. What Dennis’ and my predecessors, David Stonecipher and Ian Roland from Lincoln and then when Ian retired, David and I talked and when David retired, Dennis and I began talking, so it’s been there for a long time and it’s been there for two reasons. One, it just makes good sense and two, you can only talk that long with another party if you have mutual respect for one another. The respect that I feel for Dennis as I have seen him through the years and David as well prior to Dennis, is at the very highest level. You are fortunate at Jefferson Pilot that you have had such outstanding leadership in the organization. That’s why you get to be more than 100 years old. So, Dennis is a good, excellent leader and he is going to be a lot of fun to be with, as well.
Now, you don’t know me so let me give you a little bit of information about myself, and I’ll keep it very succinct. One, I have found through the years that it is always best to tell the truth and it’s best to tell the truth for two reasons. One is it’s the right thing to do, and two, it’s the easy thing to do. I say that it’s the easy thing to do because you never have to sit back and remember “what did I say to this person” or “what did I say to that person”? When you tell the truth it’s always there and you always know what you’ve said about any topic or any situation.
I have been in the insurance business for a long time. Dennis talked last week about how he has been in the insurance business for thirty years. Dennis, I think I trump you on that from this regard. My father was a GA and since I grew up in an insurance family we all became involved in the business as our father saw fit at the point in time to be involved with the business. My father actually started as a debit agent, and I can remember when we were going to visit relatives or going out to dinner or something like that, we always had about 12-15 stops along the way for the $3.25 weekly premium and those kind of things, but my father saw in me an individual with math skills, so my job inside the family business was to calculate renewal commissions and then check that against the insurance company statement. And I started doing that, and this literally when I was in middle school. And I found out two things. One is big insurance companies make mistakes. The second is when the insurance company makes a mistake, the producer is the one who suffers as a result of that mistake, because we went times without the right type of food in our house because the commission statements were in dispute. So it really taught me early on that you need to be open with how you look at what you have done and when people say to you there is a better way of doing something or you’ve made a mistake you really do need to look at that. So, I’ve been in the business in one way or another for a very long period of time.
Let’s talk a little bit about Lincoln. I want you to visualize as I am describing this a house or a building because I am going to give you a graphic that I think paints a very accurate and simple to understand picture about what has been important at Lincoln. With a building, foundation becomes important so at the very bottom of this building the most important foundation.... We do share this graphic by the way in every employee or board of director presentation that we do. At the bottom of the graphic is our work force and our belief that our work force is the foundation that we build everything else that we do on top of. The next step of the foundation is what we call financial and risk management. And the reason for that is unlike other institutions, our responsibilities to our clients extend not just months or quarters or years but decades. We realize that whenever anybody gives us money whether it’s in the form of a life insurance policy, a retirement plan, an annuity or a mutual fund, it’s not our money. It’s their money and some day they are going to ask for that money back. And we have to make sure that we have the financial strength and the risk management skills to give them that money back when they ask for it. So our foundation is, first and foremost, our employee work force. Secondly, financial and risk management.
Now imagine three pillars going up from that foundation. One of those pillars is what we call the product pillar. We absolutely must be competitive in our product manufacturing from the design of the product right through to the servicing and the post sell servicing of that product. The second pillar is distribution. Dennis talked a lot about what distribution is going to be like in the New Lincoln. In the third pillar is brand. If you have great product and great distribution but you haven’t been heard of by a lot of people your ability to grow organically is going to be more limited.
What I like to look at in those three pillars is that any one of those three pillars can enable a company to survive. You could have a great product alone, you could have broad distribution alone or you could have killer brand alone. If you have one of those three you will survive. But if I go back to our foundation, great people don’t want to work for a company that survives. Great people want to work for a company that dominates and thrives out there. So to do that all three of those pillars have to be operating in a very, very strong competitive advantage basis. Over all of this house is a roof that some companies may call its mission, its vision, its strategic intent as we call it, but it’s the glue that holds everything together. Whenever we have at Lincoln any type of new initiative we are able to map that initiative to one of those two foundations, either people or financial management or one of the three pillars. It helps us to keep everything in perspective out there. So that’s a little bit about Lincoln, how we try to set up what we do, the importance of the employee, the work force out there.
What I’d like to do now is just echo Dennis’ comments about the excitement and the enthusiasm that we feel about this combination. I don’t think there is anybody in this room that I am looking at right now that does not want to be a part of a winning organization. The reason I know that is that you are already part of a winning organization. This organization that we are creating by doing this is going to be even more successful than either one of our individual organizations are going to be. With that success comes tremendous opportunities out there that we won’t even be able to think of as we sit here today because so many new doors are going to be open to us with the combination of the intersection of product, distribution and marketplace demographics. We know that there are 80 million baby boomers, the oldest of which turned 59-1/2 on July 1, 2005. Fifty-nine and a half is a magic number, a magic age for when you start being able to take monies out without penalties from various places that you have it. But we know those 80 million baby boomers from the time they were infants to adolescents to teenagers to young adults to middle age adults to now pre-retirees change societies in ways that no one could imagine. Even though everybody saw 80 million people aging we could not predict how that was going to change things. It is my feeling that those same 80 million baby boomers are going to so dramatically alter retail financial services in ways that we can’t begin to imagine, but yet we know we will need broader capabilities, deeper pockets through more capital and more flexibility that this combination is going to position us to be one of those companies that not survives but thrives and dominates. And I’m looking forward in the years to come as Dennis said, spending a lot more time in Greensboro getting to know a lot more of you, hopefully having a chance to meet everybody, and I mean that in a literal way, on a one-on-one type of a basis so that I can hear what’s on your mind, what ideas do you have, what questions do you have, and with that Dennis, I’d like to just open it up and let’s see what’s on people’s minds. Thank you.
Dennis Glass: We can bring the house lights up maybe a little bit so we can see, too. Do we have microphones? Let’s get our first question. Let’s get this started. Please identify yourself at least by name. We also have the penny for the question, too.
Q:     Good morning. Jon, Tony Liu, Field Compensation Services. Allow me to say this. Had your father been an agent with JP he would have been paid correctly the first time.
Jon Boscia: I’m glad to hear that. I’m sure he would have.
Q:     Setting aside the amount invested in the naming of the football field in Philadelphia for the moment, is the amount invested in the branding of the Lincoln name significantly much more than the amount invested in the branding of the JP name so as to preclude any consideration of combining the two names? Quite frankly, Jon, I think the Philadelphia Eagles playing at Jefferson Lincoln Financial Field has a nice sound to it.
Jon Boscia: Thanks for holding back. You know, the first question is always so important in setting the tone. One of the first questions Dennis and I had last week, and Tony, was it? I’m going to come back to your question. One of the first questions we had last week was, “Jon and Dennis, both of you are CEOs who are used to making decisions in your companies. Neither one of you have a Chief Operating Officer now. How are you going to work together with one another?” So first questions are important and that’s a great question. We spend about $30 million a year on branding at Lincoln. The stadium cost us less than $7 million. The $23 million continues to go into other forms of branding on an annual basis. I believe Jefferson Pilot’s branding budget is about $1 million a year.
Dennis Glass: $400,000.
Jon Boscia: $400,000. So if you take the stadium out of the picture you can see the difference that’s there. We sell 100% of our products broadly and we are in a lot of different product areas and a lot of different distribution channels, but one thing that we sell or that we are consistent across is 100% of our products are sold through financial intermediaries. One of the things that you can test is financial intermediary awareness, which we test regularly, and we are now at the point where 96% of all financial intermediaries across all channels know the Lincoln name. When you sell through financial intermediaries that’s an incredibly strong position to be in because you don’t get “huh?” or anything like that. It’s a great question and thanks for offering to pay my father well, or correctly. I didn’t say well. Maybe he wasn’t a good salesman. You know if you ask a question there is a little gift that you get that you’ll enjoy. It’s a bribe.
Q:     Dennis and Jon, Bob Scheppegrell, Mass Affluent Operations. Dennis, you mentioned cross selling with all the focus on integration and cost savings. Where does cross selling fit in the priority and what kind of time frame do you have for being able to cross sell products?
Dennis Glass: Bob, I’m glad you mentioned that. There is no doubt going to be a certain amount of energy withdrawn from the organization as we collectively try to integrate these two fine companies. Integration is hard work. Integration is being done by the same people primarily that are running the operations. So we have to be absolutely careful that the energy involved in the integration does not subtract away from top line growth and new initiatives underway. So for example, the mass affluent strategy that we have embarked on just this last.... Well our first new product offering in the last 30 days. That is a top priority. Other initiatives for top line growth are top priorities. We cannot lose the focus in the interim period here, the integration period or over the long term on top line growth. Otherwise, this won’t be successful. So be clear. We have to spend energy on integration but we cannot lose site of closing out this fourth quarter in a positive way of continuing on with the initiative such as the mass affluent strategy, and I’m sure Jon has other initiatives in his organization that will continue on. So we will have to do both. We are going to have to do both effectively and I am absolutely confident that that can happen because we have great people in both organizations with that same objective in mind. Okay?
Q:     Hi, Melissa Yetter, Annuity Marketing Communications. I’d like to see if you can speak a little about your annuity operations from a marketing and a product perspective, please.
Jon Boscia: Sure, it’s an excellent question. Thank you for asking. When I talked a few minutes ago and said that these 80 million baby boomers are marching towards retirement, there is something that we hold to be almost a universal truth, and that is with very, very few exceptions people accumulate wealth in order to some day live off that wealth. They don’t accumulate it just for the sake of accumulating it. We also know from our surveys that we have done as well as broad market media surveys that have been done that the things that people worry about the most have to deal with such items as outliving their retirement savings and a host of other items that are either mortality related or morbidity related which in a combined company affords us great opportunities to be able to service them. But we believe that the time is right in Washington, and we have seen this through legislative introductions for the annuity marketplace to receive some very favorable tax advantages. The most important one that seems to be out there right now which was introduced by two Republicans and two Democrats in the House of Representatives, one Republican and one Democrat in the Senate, will allow for a certain portion of monies that are achieved through an annuity itself, a lifetime annuity payout to receive tax advantage treatment, usually along the lines of 50% of what you get in an annuity payout up to $20,000 per year. Now the reason that’s happening is the government is saying retirement needs to be a three-legged stool between Social Security, corporate plans of some form whether they be defined benefit or defined contribution, and personal savings. The only one that seems to be without significant change is personal savings. There continue to be questions about what Social Security is going to look like. I believe we will always have it. I don’t know what it will always look like, and we see companies changing pension plans a lot. The personal savings don’t change other than sometimes people have more ability or less ability to save. So government is going to, I believe, give us favorable treatment towards annuities. Now, most of us in this room would not buy, and I’m just going to be very candid, would not buy most insurance companies’ annuity products. Why? Because they are a black hole where you are being told “give me all your money or a big portion of your money and in exchange for that you will lose all control, you’ll lose all line of sight, you can never change your mind, and I’ll give you a piece of paper that says I’ll send you some form of money once a month.” Most of us, and most of Americans, won’t buy that type of product, and we know that because less than 2% of people actually annuitize that own an annuity. At Lincoln we patented a few years ago an annuity process that’s called “income for life” that allows people to have line of sight, complete flexibility, keeps their advisors involved, pull money back out when they need to, and we have answered all the questions that are problems out there. We have been growing literally at 100% for a year. In our first year we sold $50 million of that. In our second year we sold $100 million, two years ago we sold $200 million, last year we sold $400 million, and most of the Street expects us to sell $1 billion of it this year. It now represents 10% of our total sales, so what we are trying to do with the annuity operation is listen to what the marketplace is saying they need in order to alleviate their fears and their concerns, and then use our risk management skills and our technical product design skills to provide us a way to do that and not put the company in financial jeopardy. And so far we have been successful beyond our fondest expectations and I think you are going to see us just continue to do that.
Q:     Good morning. My name is Tom Loughlin and I’m in Customer Service. It has been indicated that Life Operations will be in Greensboro but yet there are many parts of Life Operations scattered throughout not only within the two companies but also with third party administrators. So when we say “Life Operations” are we pulling in everything including term insurance or is that going to remain scattered?

Dennis Glass: Tom, this gets back to the integration process and where are we in that process. We have identified Fort Wayne as the annuity center, Greensboro as the life center, Philadelphia as the headquarters and have said that we will have significant operations in the other locations including group in the Omaha location. What specific pieces of those activities that you have identified, or for that matter, any of the activities that are necessary to run an enterprise of this scale have not been finally decided. So, there is a steering committee that’s made up of most of the senior management of the combined organizations will make those decisions as they make the sense in the combined organization, trying to focus on the delivery of service to our customers as well as the cost of that delivery. So, quality service, top line growth, effective delivery... those are some of the criteria against which we are making the decisions about specific activities and specific locations. As soon as we can get the answers to those we will communicate them.
Jon Boscia: I would like to add onto Dennis’ comments there. What Dennis and I have talked about and we have said to small employee groups and larger employee groups as well is that the folks that are working on the integration balance the speed with correct decision making process, there is one other factor that comes into play and that is we don’t have a desire to put people’s lives in turmoil from a relocation and a lifestyle change just for the sake of doing that. With technology and other capabilities people can work in different places now more widespread than they were able to do even five years ago. So we really want to be mindful of the balance between the employee’s life and the company needs, but clearly where the company needs are as we go through integration they are going to be very important. But we don’t want to disrupt people’s lives just for the sake of being able to say everything is under one roof, and that’s why we will still have significant operations in multiple locations.
Dennis Glass: There hasn’t been anybody from up top. If you’re thinking of something, chances are the person in front of you or around you somewhere is as well.
Q:     My name is Thais Lewis and I work in New Business, and this doesn’t concern me but I wanted to know if we were outreaching to the retirees of Jefferson Pilot, if they are aware of the changes and how it possibly will affect them.
Dennis Glass: That’s a great question and we probably need to do a little bit more in that regard. At this point, all the communications have been fairly public but I’m not sure that we have actually isolated retirees and have sent them anything. I think it’s a good idea and I will follow up on that. Thank you for that question. The other thing that Jon and I have learned in this process is that we have gotten some good ideas and that’s one of them. Thank you very much.
Q:     Nelle Gustafsson, Corporate Legal, Greensboro. As our two companies move forward in this integration process there are going to be a lot of employees in both companies who lose their managers from retirement or a combination of those operations. Is there going to be a committee to evaluate the employees that are left and the kind of contribution they can make to the company going forward?
Dennis Glass: Absolutely. And it’s not going to be limited geographically. If there is an opportunity and we have the best candidate for that opportunity that is in Hartford or Greensboro or Fort Wayne or Concord or any of the other locations, the first thing we will try to do is find the best person. If relocation makes sense for that person, that would be great. But as we speak, all of the team leaders on the steering committee are combining forces with our HR department and Lincoln’s HR department and personnel and we are looking at not only who the best candidate is but what development opportunities might present themselves for people as we make our selections. So, clearly the answer to that is yes, and I’m sure there will be new opportunities that emerge for all of the employees of the combined organization. Is that responsive?
Q:     Yes.
Dennis Glass: Okay, thank you.

Q:     I’m Valerie McCain with Advanced Marketing Programs here in Greensboro. My question is to kind of piggyback on what you just said, Dennis. What kind of time line are you working with to let employees know...? Is there some kind of drop dead date, December 31 or whatever, so that people.... Maybe that wasn’t the best phrase to use, but I’m sure I’m not the only person that’s thinking this. We are hearing that the merger, you know, if everything goes according to plan, we finalize during the first quarter, obviously we are going to need to know who’s going to be where, and I just want to know do you have some kind of date that you are working with?
Dennis Glass: We do, Valerie. We would like to be able to make the next level of the organization down sometime in the next three to six weeks, and so that will establish the next point of certainty, and it will clarify a lot of the questions that we have been asked about location and people. I say three to six weeks. Inside the steering committee we have set a date that is inside of that but once the new organization charts, if you will, people that might be in a particular box are developed, Jon and I are going to have to be very careful and on the same page that the proposed organizations make sense in the context of the overall strategy. So this gets back to what Jon and I both have been saying. We are very sensitive to the uncertainty in people’s lives and we want to bring certainty as quickly as we can. But we don’t want to make decisions that aren’t good decisions for all of our employees, so sometime in the next four to six weeks we will see the next level down. Again, maybe we’ll beat that, and after we roll that out I think it will become much clearer more quickly as to the next specifics. Jon, do you want to....
Jon Boscia: Two other thoughts that I would add onto that, Valerie. One of them is the process itself that is being used and the reason why when Dennis just refers to a three to six week time period, what we are doing is we are asking each one of the people that have been identified already to spend a certain period of time understanding how people or who the respective organizations do what they do, but more importantly why they do things the way they do them now, and for everyone to come in with more of a blank tablet approach that we are just here to listen, to understand, to get information. From that then, we are asking individuals to really take the time with that information to design an organizational structure that is going to be the most successful structure. When you do that you will find that at times you have positions that are positions that exist already, but at times you may have positions that are different from those that exist that you have to look at those from almost a fresh perspective, or from a fresh perspective. So we are asking people to with each of those positions really identify the competencies and the skills that are required in order to be successful in that position. Then, once the competency skills have been identified then you can get to who are the individuals that make sense for that. It just takes a while for that to work through the organization. We really had to do it from the top of the organization throughout the organization. It’s not one of those things you can do in parallel at different levels or different aspects to it.
The second thing that I would say is we were asked last week in a couple of the questions when the opportunities are identified, will people that have either perhaps lost their jobs or just like some of the opportunities be able to be a candidate for those if they are in different cities. Will relocation be available? And the answer is absolutely it will be. So, as we look at things our intent is to make a lot of choices available to people and then financially from a talent management, people management perspective we have monies anticipated inside of the overall cost saves to still support investing back into employees to move them to jobs that make sense and achieve their career goals.
Q:     My name is Azizi Watt and I am in the Customer Service Department, and I was just wondering if you can tell me when we can expect to find out how our benefits will be affected by this merger?
Jon Boscia: What we are doing now is going through the process of understanding all of the benefits that we have. And first let me say that prior to the actual closing of the merger there will be no benefit changes, so any.... Whether it’s medical, retiree, incentive compensation programs that you have, bonus programs... None of those will change. What we will be looking at then in Human Resources from both organizations are actively involved in this now is what benefit program do we want on a going forward basis and what makes sense. I would say that our clear, clear driving consideration for that is we want to the best employees and we know that the best employees have choices and in order to have us still have the benefit of the best employees we need to have compensation and benefit programs that are absolutely competitive in the marketplace.

Q:     Hi, I’m Freida Helms. I’m with ABGA Marketing and I was just wondering what kind of thought process has gone into the integration of our systems. I know right now we have MyJPF and we go out there for the different locations and the different information, and I know I used to work in new business and I know that integration of the Concord system and the Greensboro system took some time, and we get those things kind of settled down, and you know, where they work together and now we are merging with another company so we have another whole system that we are trying to be compatible again, I guess.
Dennis Glass: As we all try to get better at business we look for inspiration from different authors. You all have heard me say that the best way to get experience is to have different jobs in your organization, but in this instance, I am going to look outside of the business world to Henry Thoreau who is most known of his concept of simplify, simplify, simplify, in “Walden Pond” and others of his writings. So I think as we move forward although we don’t have specific answers to that question, the more simple that we can organize around our architecture and our systems the better that we will be able to serve our customers.
Jon Boscia: When you see Chuck Cornelio and his associates, give them a lot of sympathy because they have a tremendous task ahead of them in bringing the two companies together.
Q:     Jennie Lieske, Compliance Team, New Business. It’s nice to meet you, Mr. Boscia...
Jon Boscia: I go by Jon, please. Thank you.
Q:     My question is a follow-up to the benefit question. When there is a decision made as to what benefits we will have for our medical and/or dental care, do you know if there is going to be a pre-existing clause related to that? And also in reference to our vacation, many of us are able to carry over a week. Would that be recognized after the first of the year as well?
Jon Boscia: I think medical plans only have pre-existing waivers if it is a new employee coming in, so I would not expect, and there is probably some attorney out here or some Human Resources that will cringe, but I would not expect that people that are already employees moving into the new plan are going to have any type of a pre-existing condition exclusion. I have never had that experience in any integrations that I have done so I would not expect it. Vacation policies will also be one of those things that as we go forward, you know we will be harmonized between the two companies, but anything that people are owed today in the form of vacation accruals and time that has been spent or that has been earned, I should say, I wouldn’t imagine any changes to that either. Now, Lincoln’s vacation policy just to give you an idea, people are able to carry over half of their annual vacation to the next year but to a maximum of two weeks. Now when we went to that a number of years ago what we had had was a situation where people accrued vacation through their entire career and I mean that literally, and we had forty and fifty year employees that earned vacation at, you know, maybe $3,000 a year back then and then were retiring on vacation for a year and a half early at $80,000 a year. So when we harmonized that and brought it back to our current policy we gave everybody the cash equivalent of the financial buy-out of whatever their former vacation policy was.
Q:     Robin Moore with Financial Institutional Marketing. I know that the bank channel in the grand scheme of things is minute, however I was trying to get an idea of what the bank channel was in Lincoln Financial’s world.
Jon Boscia: It’s an underdeveloped channel. It’s one we are really looking to Jefferson Pilot to help us become stronger in. My own personal belief is that the bank channel has the potential to be the largest channel that exists out there. The reason that I say that is bank customer loyalty is stronger than either securities industry customer loyalty or the insurance industry customer loyalty, and banks have a great way of putting their name in front of you continuously. Every time you go to an ATM machine, every time you write a check, maybe every time you use your credit card you see your bank’s name and brand there, so customer loyalty is extremely, extremely high in the bank channel and it’s something that we want to continue to gain experience and penetration in and we think that what Jefferson Pilot has been able to accomplish really is significant, and we look forward to bringing our capabilities into those channels and being even more successful.

Dennis Glass: Let me add to that. I understand minute in the context of the contribution that it makes right now, the bank channel. On the life side it’s small and on the annuity side it is fairly significant. And I agree with Jon that we need to focus on that channel. It’s a great channel of opportunity, and again I think on a combined basis we are going to be able to get shelf space more easily in the financial institutions than either of us could have done individually. So, I look for that channel to be a great opportunity for growth.
Q:     My name is Lynda Donaldson. My question is concerning the Jefferson Pilot Credit Union, which I think is a strong force here. My concern is what’s going to happen with the Credit Union with the merger going on?
Dennis Glass: Lynda, that’s an area that we have not focused on specifically. I don’t know that it is something that would continue on or not, but I hear you that it’s an important benefit in the Jefferson Pilot organization and it will be clearly looked at from that perspective and if it makes sense because it’s important to people to continue it and we can do it effectively we will do it. But it’s one of the decisions that we haven’t made yet and I don’t want to say at this moment it will or it won’t but again it will be against the criteria of is it an important benefit for a lot of our employees. Thank you for raising it.
Q:     Hi, I’m Marcia Hooker from Underwriting in Greensboro. It’s kind of a two-prong question. I understand from reading that with a merger we will be the #1 company in universal life. So I am curious as to what product our universal life will end up being and I’m also interested in hearing what our field folks, our field partners, are saying about the merger and about the potential product that we will end up with. Thank you.
Jon Boscia: On the product side of that, I spent time with Mark Konen this morning and among other things talking about product. Both of our companies right now are highly successful in the universal life area and more specifically, highly successful in universal life with secondary guarantees. In the marketplaces that we each serve, that’s an important product construct to have out there. We know because competitive ladders are so well-publicized, we know that we each have very solid products in that area, and I have 100% confidence that under Mark’s leadership where one company has product and concepts that are beneficial relative to another product company’s concepts we are going to make sure that our products merge into being even more effective. So I am highly confident there. We also I think have a belief that the variable universal life once the three-year bear market that we had from 2000-2002 is behind us is going to continue to gain market share again, life insurance as a whole, so we want to be strongly committed to the variable life insurance products not just the fixed universal life and then lastly, term insurance is such an important product whether it’s at the very highest end of estate planning in the mass affluent market, and term insurance can be successful and requires operational skills that Jefferson Pilot has been very strong at. So, I think as we look at products we will see products continuing to have a very important role, and universal life in particular has the largest selling product category in the life insurance marketplace continuing to be that. That’s why Dennis has been so active in the reserving issues that are compounding and complicating life insurance sales right now and it’s also one of the reasons why we will I think in all likelihood continue to see some industry division between stock companies and mutual companies. They find it pretty hard frankly, to compete with our products, so they are throwing a lot of wrinkles up. I’m trying to be politically correct since we have to work with these folks for legislation.
Dennis Glass: By the way, Jon and I have not scripted out who is going to answer what questions. Some of them are more natural if they are specific to the organizations, but we are trying to both have the opportunity to get you familiar with each other, so when I look at him and he looks at me, we’re trying to get cues about who ought to take the question. With respect to distribution, part of your question, distribution is concerned about product, distribution is concerned about compensation, distribution is concerned about the delivery of the services that they need to be successful. And so we’ve gotten questions about all of those things, and our answer has been that we are going to work through the specifics of each one of them. So there are a lot of questions coming in from the field. Based on my conversations with Wes Thompson who has run LFD, Bob Dineen who runs LFA or May who runs our marketing distribution you all know. Based on what I’ve heard from these people, by and large in the field, it’s being viewed as wonderful, great and the expectations are high. The specifics underlying that and again, the delivery of good quality products and services is what’s going to make the difference in the long run about what distribution thinks about this.
Jon Boscia: So we’re already having some of our distributors ask if they can receive production credit for the other company sales before they close.
Dennis Glass: Warren, I’ve got an agent that’s going to get on the June trip, from Lincoln. I think we have time for one or two more questions and then we’ll wrap up.
Q:     Hi, my name is Monique Morris with Quality Assurance, and with all the various technology and systems that we have between the two companies, will there be any opportunities for cross-training.
Dennis Glass: Absolutely. Again, I hope that we can simplify the system environment. Chuck Cornelio, who is in Texas at one of our important organizational meetings, industry meetings, is going to be looking after this area, and again, simplify, simplify, simplify. The system and the administrative systems, the front end systems, get us all on a common system and then train, train, train, train so everybody can take advantage of the systems is what’s in my mind.
Jon Boscia: I hope the cross-training is a minimal period of time, that we can get to where Dennis is describing as the ultimate north star, which is a lot fewer systems than we have right now to cross train on.
Dennis Glass: Okay. One more if there is one more. We all have to get back to work.
Q:     My name is Vicki Iddings and I work for Distribution Operations. One of the things I think Jefferson Pilot does well is build relationships with our customers through our Premier Partner strategy, our company incentives and just our day-to-day business. I would like to hear a little bit about how relationships are built at Lincoln.
Jon Boscia: That’s a great question, Vicki. The two things that I would comment on is first, at Lincoln we view the distributor as our customer and we view the policyholder as a distributor’s client. So our customer focus is at the distributor level. The second thing is that relationship management is what has made Lincoln Financial Distributors the successful organization that it is because we previously had an operating philosophy that, if I were to sum it up would be along the lines of sell whatever you can wherever you can. And you can’t have 500 best friends out there. So a few years ago we started really focusing down to what we call what are the strategic distribution relationships that we want to have. About twenty distribution relationships at Lincoln account for around 87-88% of our total sales. So what we look at is how do we put our resources, financial, technical and capital into those relationships so that as they are successful, as they are growing, we are also gaining share in their organizations as well. Now to help facilitate that we actually created inside of Lincoln Financial Distributors a group that is under the umbrella of relationship management, and we have a relationship management head. Those relationship managers work very closely with our product manufacturers so that input and product design, servicing issues, whatever the considerations might be, are part of every decision that is being made. And we looked at these relationship managers as a way of being able to make sure that when a natural occurrence I am convinced will continue to happen, has the natural occurrence of distributors saying “I can’t deal with eighteen clients or eighteen vendors, providers anymore, or twelve or six, and I want to go down to one, two or three,” that we’re always going to be one, two or three in those areas. So relationship management is very formal, very structured and very accountable.
Dennis Glass: Thank you so much for attending this morning. The questions have been great. I would like to pay one more compliment to Jon before I leave. The idea of the Town Hall came directly from Jon and Jon I think this is a great way to communicate with employees and thank you for coming up with the idea. It’s been terrific. As you have heard me say I am absolutely a believer in this combination. I think we are going to become to the extent that we aren’t already individually the dominant player in the businesses that we choose to be in. We are going to do that. Thank you for your questions. I’ve learned a little bit this morning and we are going to do great. Jon?

Jon Boscia: I would just like to echo Dennis’ comments and that we’ve made throughout the whole day here which is we understand, we’re looking {cough} excuse me. The Eagles had a very bad game on Sunday and I’m still hoarse from it. Their coach didn’t listen to me as I was screaming down what I thought he should be doing. So, a little bit of a rough voice here. But we understand that we are looking at a lot of people that have some level of excitement and enthusiasm but also some level of concern, anxiety and apprehension. And the only thing that I would like to reinforce is it is better to take the time to make correct decisions than it is to go quickly and make a fast decision that you then regret having made. So be patient with us. Dennis’ and my commitment to you is that we will tell you what we know when we know it as we know it and we will err on the side of communicating more frequently rather than less frequently, but when all is said and done, one of your members of your Board of Directors said to me.... It had something to do with the baseball season, I suppose, and being in playoffs at that time, that if we think about this as a nine inning baseball game we only want one or two innings of integration and seven to eight innings of pure growth and market dominance. So when we are done with this tough part, this is going to be a company that we will be in every strategic session that our competitors are having, we will be the company that is up on the board with them saying, “How do we compete with these guys? What are they doing? Why are they so successful? Why are they accomplishing things that we only dream about?” So it’s going to be great, it’s going to be fun, and it’s going to be because of you. So in advance, thank you for your support, thanks for the hospitality today and thanks for the questions. Thank you.